January 23, 2009

Via Edgar and Regular Mail

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Karl Hiller and Joanna Lam
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Pantera Petroleum, Inc. (currently named ESP Resources, Inc.)
Item 4.01 Form 8-K
Form 8-K filed December 29, 2008
Item 4.01 Form 8-K/A
Filed January 9, 2009 and January 20, 2009
File No. 000-52506

Dear Mr. Hiller and Ms. Lam:

This letter is in response to your correspondence dated January 13, 2009 requesting certain revisions to the Form 8-K/A filed by Pantera Petroleum, Inc. (the “Company”) on January 9, 2009. We have made all of your requested changes to the 8-K/A filed by the Company on January 9, 2009. We provided our former auditor with a copy of the revised disclosures on Form 8-K/A and obtained an updated letter from BDO Dunwoody LLP. It is attached to the 8-K/A as Exhibit 16 and is dated today, January 23, 2009.

As required in your letter, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above analysis is satisfactory to you. Please feel free to contact our legal counsel, Vincent & Rees, L.C. at (801) 303-5730 with any questions or concerns.

Sincerely,

/s/ Chris Metcalf

Chris Metcalf, CEO